ANNUAL REPORT
2003

FARO

COMPUTER-AIDED MANUFACTURING MEASUREMENT










FEATURES
DIMENSIONS
REPORTS
TOOLS
3D CALIPER
GAGE SETUP
Measure Hole
REVIEW
EDIT
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FARO
GAGE

company | PROFILE

FARO is the leading provider of products for the large, underserved Computer-Aided Manufacturing Measurement (CAM2) market. The Company's three main products are the Faro Arm, the Faro Laser Tracker, and the Faro Gage. This portable product line provides for measurements of almost anything, anywhere, by anyone, in a manufacturing plant in the Company's market. FARO has a worldwide base of approximately 3,500 customers in the automotive, aerospace, heavy equipment and many other industries, including some of the most widely recognized names in the world. Based in Lake Mary, Florida, the Company has a global reach with offices around the industrialized world. For more information, visit our eight-language website at www.faro.com.



Sales in Japan more than doubled in 2003 compared to 2002. In late 2003 FARO began an aggressive growth phase in China in recognition of the rapidly growing manufacturing market there. The Company has set a goal to have Asia/Pacific sales grow to 1/3 of total sales in 2006.



financial | HIGHLIGHTS

In millions of dollars except EPS and Current Ratio	2003	2002	2001
Sales	$71.8	$ 46.2	$ 36.1
Gross Profit	$42.3	$ 25.1	$ 21.8
Gross Margin	58.9%	54.4%	60.4%
Operating Income (Loss)	$ 7.4	$ (2.9)	$ (3.4)
Operating Margin	10.4%	-6.3%	-9.4%
Diluted Earnings (Loss) Per Share	$0.64	$(0.17)	$(0.26)
Current Ratio	5.2	2.6	4.1



$36.1
$46.2
$71.8
2001 2002 2003

SALES
(IN MILLIONS)



$21.8
$25.1
$42.3
2001 2002 2003

GROSS PROFIT
(IN MILLIONS)

For the year ended December 31, 2003 sales increased 55.4% to $71.8 million from $46.2 million in 2002. Net income in 2003 grew $10.3 million to $8.3 million from a loss of $2.0 million in 2002. The Company experienced strong growth in all geographic regions in 2003, led by a 68% increase in sales in the Americas. The Company generated $4.7 million in cash from operations in 2003, and with the help of a private placement of Company stock in November, total cash and investments grew to $33 million at December 31, 2003, with virtually no debt.

FIVE-YEAR COMPOUNDED ANNUAL GROWTH RATE IN SALES: 20%



60.4%
54.4%
58.9%
2001 2002 2003

GROSS MARGIN
(%)



(9.4)%
(6.3)%
10.4%
2001 2002 2003

OPERATING MARGIN
(%)



4.1
2.6
5.2
2001 2002 2003

CURRENT RATIO



$(0.26)
$(0.17)
$0.64
2001 2002 2003

DILUTED EPS
($)

To Our Shareholders:

2003 was a year in which we started to reap the rewards of our aggressive growth strategy, which we employed following our IPO in 1997. We have transformed from a small American company into one with a much larger global reach, and we are in a position to capture an increasing percentage of the large, underserved CAM2 market in which we operate. Our portable products provide for many measurements which were not possible using traditional devices. This is one of the reasons that our sales have grown in a period of reduced capital spending by manufacturers on other machine tools and traditional measurement products.

Sales Increase

In 2003, we saw tremendous growth in sales which resulted from a number of different factors, and which defied the only modest recovery seen in the worldwide manufacturing economy. Some of the factors which led to our growth were:

- Acceptance of the new product line:
  We introduced our newest generation Laser Tracker and FaroArm products in the second and third quarter of 2002, respectively. The continued positive demand by our customers for these new products was a big part of sales growth in 2003.

- Higher existing customer penetration:
  In 2003, approximately 62% of our sales came from existing customers. This was a significant increase from approximately 43% in 2002. Although part of this increase was a result of upgrades to our newest generation products, we believe that a bigger part was the broader acceptance of our products among our larger customers.

- Larger sales force:
  We increased our worldwide sales headcount 13.2% in 2003, to 120 from 106 at the beginning of the year. Of this group, we added 10 account managers to bring the total to 57. Account managers demonstrate our products to our customers.

Operating Margin Increase

Our operating income grew in 2003 as gross margin and operating expenses moved closer to our target financial model. Operating margin for the year was 10.4% compared to our goal of 15–20%. Our gross margin improved to 58.9% in 2003, close to our 60–63% target, after dropping in 2002 when short term delays in manufacturing at a newly acquired factory temporarily

OUR PORTABLE PRODUCTS PROVIDE FOR MANY MEASUREMENTS WHICH WERE NOT POSSIBLE USING TRADITIONAL DEVICES.

inflated production costs. Selling expenses as a percentage of sales fell to 25.6% in 2003, near the higher end of our 23–25% goal. At 12.7% of sales in 2003, G&A expenses remain higher than our 10–12% target, but I expect G&A expenses to drop in proportion to sales as we continue to grow. Research and development expenses in 2003 were $4.5 million, or 6.3% of sales, already in the middle of our 5–7% of sales goal. Our R&D efforts in 2003 yielded important developments for our existing products, as well as new products such as the Faro Gage, and the FaroArm Laser Scanner.

Net Income, EPS Increase

Our effective tax rate in 2003 was 12.8% of net income before income tax. The primary reason for this relatively low tax rate was a reduction in a valuation allowance of approximately $4 million. We also had a $1.1 million gain from settlement of litigation with the former SMX shareholders in 2003, which offset significant G&A and Cost of Sales write-downs related to that acquisition, which we had to take in 2002. Net income in 2003 increased $10.3 million to $8.3 million or 64 cents per diluted share from a loss of $2.0 million, or 17 cents per share in 2002.

Strengthened Balance Sheet

Through the sale of 1.1 million shares in a November 2003 private placement we added approximately $25 million in cash and investments to our balance sheet. We intend to use this to support our manufacturing expansion in Europe, our sales expansion in Asia, and for strategic acquisitions.

Net income in 2003 increased $10.3 million to $8.3 million or 64 cents per diluted share from a loss of $2.0 million, or 17 cents per share in 2002.

Our current ratio at December 31, 2003 was 5.2, and we had virtually no debt.

Forecasted Growth in 2004

We expect to complete the staffing of our new sales offices in Japan and China in the first half of 2004. Growth in Asia is a key part of our projected 20–25% sales increase in 2004. We also expect our new Faro Gage and FaroArm Laser Scanner products to play a part in 2004 sales growth. We are forecasting continued but perhaps smaller improvements in operating margin in 2004, because of some negative pressure on selling expenses in the first half of the year with our Asian expansion. We have $1.7 million in deferred tax assets remaining, which may be recognized in 2004, so we are projecting a 20–25% blended tax rate. As a result, we are forecasting a 25–50% increase in earnings in 2004.

On behalf of our management and on your behalf, I would like to thank all of our employees, suppliers, third-party developers and customers who were all key contributors to our success in 2003. I would also like to recognize the contributions of our board of directors whose support is, as always, highly valued.

Simon Raab
Chairman of the Board,
President and Chief Executive Officer

table of CONTENTS

SELECTED FINANCIAL DATA

	Historical—Years Ended December 31,				
	2003	2002	2001	2000	1999
Statement of Operations Data:					
Sales	**$71,785,980**	$46,246,372	$36,121,696	$40,912,663	$33,614,490
Gross profit	**42,265,731**	25,136,763	21,817,613	26,164,035	19,453,522
Income (loss) from operations	**7,440,135**	(2,939,243)	(3,361,610)	(237,350)	(9,705,477)[1]
Income (loss) before income taxes	**9,435,270**[2]	(1,804,831)	(2,506,226)	464,198	(8,516,286)
Net income (loss)	**8,277,740**	(2,015,571)	(2,847,964)	39,517	(7,394,822)
Net income (loss) per common share:					
Basic	**$ 0.68**	$ (0.17)	$ (0.26)	$ —	$ (0.67)
Diluted	**$ 0.64**	$ (0.17)	$ (0.26)	$ —	$ (0.67)
Weighted-average common shares outstanding:					
Basic	**12,181,221**	11,853,732	11,032,449	11,021,606	11,015,140
Diluted	**12,845,992**	11,853,732	11,032,449	11,094,144	11,015,140

	Historical—Years Ended December 31,				
	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data:					
Working capital	**$53,869,567**	$18,338,541	$22,303,204	$23,672,736	$24,869,844
Total assets	**81,913,888**	45,194,780	39,654,124	44,699,274	42,103,912
Total debt	**107,234**	1,556,125	80,626	66,657	26,236
Total shareholders' equity	**68,921,099**	33,383,649	32,336,461	35,955,453	36,599,346

(1) Includes a charge to write down development and core technology in the amount of $3.1 million. (2) Includes a favorable legal settlement of $1.1 million in other income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, included elsewhere in this document.

Overview

The Company designs, develops, markets and supports portable, software-driven, 3-D measurement systems that are used in a broad range of manufacturing and industrial applications. The Company's principal products are the Faro Arm and Faro Gage articulated arm measuring devices, the Faro Laser Tracker, a laser-based measuring device and their companion CAM2 software, which provide for CAD-based inspection and factory-level statistical process control. Together, these products integrate the measurement and quality inspection function with CAD software to improve productivity, enhance product quality and decrease rework and scrap in the manufacturing process. The Company's products bring precision measurement, quality inspection and specification conformance capabilities, integrated with leading CAD software, to the factory floor. The Company is a pioneer in the development and marketing of 3-D measurement technology in manufacturing and industrial applications and currently holds 33 patents. The Company's products have been purchased by approximately 3,500 customers worldwide, ranging from small machine shops to such large manufacturing and industrial companies as Audi, Bell Helicopter, Boeing, British Aerospace, Caterpillar, DaimlerChrysler, General Electric, General Motors, Honda, Johnson Controls, Komatsu Dresser, Lockheed Martin, Siemens and Volkswagen among many others.

In 1995, the Company made a strategic decision to target international markets. The Company established sales offices in France and Germany in 1996, Great Britain in 1997, Japan and Spain in 2000, Italy in 2001, and China in 2003. International sales represented 47.3%, 57.0%, and 59.1% of sales in 2003, 2002, and 2001, respectively. The Company expects higher percentage sales growth in the Asia/Pacific region than other regions in 2004 and 2005 as a result of opening its China sales office, and the addition of sales personnel and the opening of a service center in its Japan organization.

The Company derives revenues primarily from the sale of its Faro Arm and Faro Laser Tracker 3-D measurement equipment, and its related multi-faceted CAM2 software. Going forward, the Company also expects to generate revenue from the sale of its new Faro Gage product. Revenue related to these products is recognized upon shipment. In addition, the Company sells one, two and three-year maintenance contracts and training and technology consulting services relating to its products. The Company recognizes the revenue from extended maintenance contracts proportionately, in the same manner as costs are incurred for such revenues. The Company also receives royalties from licensing agreements for its historical medical technology and recognizes the revenue from these royalties as licensees report use of the technology. In 2003 royalties from licensing agreements were $601,000, or 0.8% of total sales.

In 2003 the Company began to manufacture its Faro Arm products in Switzerland for customer orders from Europe and Asia. It will begin to manufacture its Faro Laser Tracker and Faro Gage products in its Swiss plant by mid-2004. The production of these products for customer orders from the Americas will be done in the Company's headquarters in Florida, and its manufacturing plant in Pennsylvania. The Company expects all its existing plants to provide the necessary capacity for its growth, at least through 2005.

Cost of sales consists primarily of material, production overhead and labor. Since the Company's IPO in 1997 it has had gross margin in the range of 54–64%. The Company expects to maintain gross margin at or near 60% going forward. Selling expenses consist primarily of salaries and commissions to sales and 14 marketing personnel, and promotion, advertising, travel and telecommunications. Selling expenses as a percentage of sales dropped significantly in 2003 as compared to 2002, to 25.6% from 30.0% and holding selling expenses as a percentage of sales to 25% or less will be a long-term goal of the Company, although the addition of new sales personnel in Asia may temporarily cause a rise in selling expenses as a percentage of sales in 2004 until these new sales people are fully trained and productive.

General and administrative expenses consist primarily of salaries for administrative personnel, rent, utilities and professional and legal expenses. The Company expects general and administrative expenses to drop as a percentage of sales as higher sales should not require a proportionate increase in these expenses. Research and development expenses represent salaries, equipment and third-party services. The

Company has a commitment to ongoing research and development and intends to continue to fund these efforts at the level of 5-7% of sales going forward.

The Company has received a favorable income tax rate commitment from the Swiss government as an incentive for the Company to establish a manufacturing plant there. As a result the Company expects its blended (consolidated) tax rate to be in a range between 25% and 30% of consolidated taxable income for at least 2004 and 2005.

Accounting for wholly owned foreign subsidiaries is maintained in the currency of the respective foreign jurisdiction and, therefore, fluctuations in exchange rates may have an impact on intercompany accounts reflected in the Company's consolidated financial statements. The Company is aware of off-balance-sheet financial instruments to hedge its exposure to foreign currency exchange rates, including cross-currency swaps, forward contracts and foreign currency options (see Foreign Exchange Exposure below). However the Company does not regularly use such instruments.

During fiscal years 2002 and 2001, the Company's sales growth was adversely affected by the economic slowdown, which began in 2001 in the United States and Europe. This effect, however, was offset by sales growth resulting from the acquisition in January 2002 of SpatialMetrix Corporation (SMX), which manufactured the predecessor to the Faro Laser Tracker, and the introduction in September and October 2002 of the latest generation of the Company's traditional Faro Arm product. In 2003 sales growth resulted primarily from strong customer response to the new Faro Arm and Laser Tracker products, and an increase in worldwide sales and marketing activities, including an increase in headcount from 106 in 2002 to 120 at the end of 2003.

In 2003 the Company recorded approximately $1.1 million in "other income" as a result of recovering approximately 100,000 shares of Company stock related to a positive arbitration settlement between the Company and the former SMX shareholders.

Results of Operations

The following table sets forth for the periods presented, the percentage of sales represented by certain items in the Company's consolidated statements of operations:

	Years Ended December 31,		
	2003	2002	2001
Statement of Operations Data:			
Sales	**100.0%**	100.0%	100.0%
Cost of Sales	**41.1%**	45.6%	39.6%
Gross profit	**58.9%**	54.4%	60.4%
Operating expenses:			
Selling	**25.5%**	30.0%	37.2%
General and administrative	**12.7%**	17.0%	16.1%
Depreciation and amortization	**3.0%**	5.0%	7.1%
Research and development	**6.3%**	8.7%	9.3%
Employee stock options	**1.0%**	—	—
Total operating expenses	**48.5%**	60.7%	69.7%
Income (loss) from operations	**10.4%**	(6.3)%	(9.3)%
Interest income	**0.1%**	1.2%	2.5%
Other income, net	**2.7%**	1.3%	(0.1)%
Interest expense	**(0.1)%**	(0.1)%	—
Net income (loss) before income taxes	**13.1%**	(3.9)%	(6.9)%
Income tax expense	**1.6%**	0.5%	0.9%
Net income (loss)	**11.5%**	(4.4)%	(7.8)%

2003 Compared to 2002

Sales

Sales increased $25.6 million or 55.4%, from $46.2 million for the year ended December 31, 2002 to $71.8 million for year ended December 31, 2003. The increase resulted from higher unit sales of the Faro Arm and Laser Tracker products, an increase in headcount in sales and marketing from 106 in 2002 to 120 in 2003, and from a 15% average price increase on existing products on January 1, 2003. Geographically, sales increased $15.4 million or 68.5% in the Americas, $9.2 million or 49.8% in Europe/Africa, and $0.9 million, or 17.8% in the Asia/Pacific region.

Gross profit

Gross profit increased by $17.1 million or 68.1%, from $25.1 million for the year ended December 31, 2002 to $42.2 million for the year ended December 31, 2003. Gross margin percentage increased from 54.4% for the year ended December 31, 2002 to 58.9% for the year ended December 31, 2003 due to higher selling prices and efficiencies in Laser Tracker manufacturing plant output.

Selling expenses

Selling expenses increased by $4.5 million or 32.6%, from $13.8 million for the year ended December 31, 2002 to $18.3 million for the year ended December 31, 2003. This increase was a result of increased sales headcount and higher commissions due to higher sales. As a percentage of sales, selling expenses dropped to 25.6% of sales in 2003 from 30.0% in 2002.

General and administrative expenses

General and administrative expenses increased by $1.2 million or 15.2% from $7.9 million for the year ended December 31, 2002 to $9.1 million for the year 16 ended December 31, 2003. The increase was primarily due to the increase in professional and legal fees, service charges and network costs. General and administrative expenses as percentage of sales fell to 12.7% of the sales in 2003 from 17.0% of the sales in 2002.

Depreciation and amortization expenses

Depreciation and amortization expenses decreased by $148,000 or 6.6%, from $2.3 million for the year ended December 31, 2002 to $2.1 million in 2003, due to a reduction in amortization of existing product technology of $374,000, offset by an increase of $226,000 in depreciation of new equipment.

Research and development expenses

Research and development expenses increased by $497,000 or 12.3%, from $4.0 million for the year ended December 31, 2002 to $4.5 million for the year ended December 31, 2003 due primarily to the increased subcontractor costs and materials. The Company plans to spend at least 5% of sales on research and development.

Employee stock option expenses

Employee stock option expenses increased by $709,000 from $9,000 for the year ended December 31, 2002 to $718,000 for the year ended December 31, 2003 due primarily to an increase in the price of the Company's stock and the recording of expense in connection with certain stock options that are accounted for as variable options. (See also "Note 12—Stock Compensation" to the Consolidated Financial Statements contained herein).

Interest income/expense

Interest income decreased by $479,000 or 85.4%, from $561,000 for the year ended December 31, 2002 to $82,000 for the year ended December 31, 2003 primarily from lower average investments and lower interest rates in 2003. Interest expense increased by $18,000 from $28,000 for the year ended December 31, 2002 to $46,000 for the year ended December 31, 2003 due to increased use of a credit line (See Liquidity and Capital Resources below).

Other income

Other income increased by $1.3 million from $601,000 for the year ended December 31, 2002 to $1.9 million for the year ended December 31, 2003 due primarily to the settlement of litigation with the former shareholders of SMX for $1.1 million. (See also Note 2—Acquisition).

Income tax expense

Income tax expense increased by $946,000 from $211,000 for the year ended December 31, 2002 to $1.2 million for the year ended December 31, 2003. The effective tax rate in 2003 was 12.8% of net income before income tax. The primary reason for the relatively low tax rate was a reduction in valuation allowance of approximately $4.0 million. Of that reduction, $2.8 million relates to usage of "net operating losses" in foreign jurisdictions and $1.2 million of the reduction in valuation allowance relates to domestic assets for which the Company now believes are more likely than not to be realized. The Company has $1.7 million in deferred tax assets remaining, which may be recognized in 2004 if the Company remains consistently profitable. (See also "Note 10—Income Taxes" to the Consolidated Financial Statements contained herein). Separate from income tax expenses, the Company recorded an addition to Shareholders' Equity of $1.4 million for the income tax benefit received from the exercise of unqualified stock options by employees.

Net income (loss)

The results from operations increased by $10.3 million from a loss of $2.0 million for the year ended December 31, 2002 to $8.3 million for the year ended December 31, 2003 as a result of the factors described above.

2002 Compared to 2001

Sales

Sales increased by $10.1 million or 28.0%, from $36.1 million for the year ended December 31, 2001 to $46.2 million for year ended December 31, 2002. The increase resulted primarily from sales of the new laser product line in 2002. Geographically sales increased in all regions primarily due to sales of the new laser product line (United States increased

$5.1 million or 34.5%, Europe increased $2.2 million or 15.4%, Japan increased $1.9 million or 111.8%, other foreign sales increased $900,000 or 16.4%). (See also Note 15 to the Consolidated Financial Statements). Royalty income included in sales decreased by $20,000 from $1,010,000 for the year ended December 31, 2001 to $990,000 for the year ended December 31, 2002.

Gross profit

Gross profit increased by $3.3 million or 15.1%, from $21.8 million for the year ended December 31, 2001 to $25.1 million for the year ended December 31, 2002. Gross margin decreased from 60.4% for the year ended December 31, 2001 to 54.4% for the year ended December 31, 2002. The decrease in gross margin was primarily a result of a one-time inventory write-down ($729,000) recorded in the second quarter of 2002 related to the new laser product line, the impact of the new laser product line acquired in January 2002 and, to a lesser extent, the new generation arm products introduced in the third quarter of 2002. Gross margins on sales are expected to ultimately meet or exceed the Company's historic levels once both production facilities are at full production levels. Plant capacity utilization is expected to increase with additional manufacturing efficiencies expected in 2003.

Selling expenses

Selling expenses increased by $456,000 or 3.4%, from $13.4 million for the year ended December 31, 2001 to $13.9 million for the year ended December 31, 2002. This increase was a result of higher sales commissions on higher sales in the U.S. ($1.0 million) and higher expenses in Japan ($382,000) offset largely by cost reduction measures implemented in the United States ($742,000) and Europe ($184,000). While an increase in total expenses was experienced in 2002 compared to 2001, this amount represents a decrease in the percentage of sales from 37.2% in 2001 to 30.0% in 2002.

General and administrative expenses

General and administrative expenses increased by $2.1 million or 36.2% from $5.8 million for the year ended December 31, 2001 to $7.9 million for the year ended December 31, 2002. The increase was due to administrative expenses resulting from the integration of the former SMX in 2002 ($915,000), professional fees unrelated to SMX ($352,000), a provision for doubtful accounts receivable ($245,000) recorded in the second quarter of 2002 related to the recently acquired laser product line, and a shifting of personnel from research and development to administrative positions ($549,000).

Depreciation and amortization expenses

Depreciation and amortization expenses decreased by $292,000, or 11.2%, from $2.6 million for the year ended December 31, 2001 to $2.3 million in 2002. Depreciation and amortization expenses in 2002 reflect the effect (approximately $740,000) of the adoption, effective January 1, 2002, of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) partly offset by an increase in depreciation resulting from newly acquired assets in late 2002. (See Note 6 to the Consolidated Financial Statements).

Research and development expenses

Research and development expenses increased by $663,000, or 19.5%, from $3.4 million for the year ended December 31, 2001 to $4.0 million for the year ended December 31, 2002, principally as a result of research and development expenses of the new laser tracker product line ($1.6 million), offset in part by lower expenses for the new generation arm development in the U.S. ($388,000) and shifting of personnel to administrative positions costs in Europe ($549,000—see General and administrative expenses above).

Interest income

Interest income decreased by $339,000, or 37.7%, from $900,000 for the year ended December 31, 2001 to $561,000 for the year ended December 31, 2002. The decrease was primarily attributable to lower interest bearing cash balances (see Liquidity and Capital Resources below) and lower interest rates prevailing in 2002.

Other income (loss)

Other income increased by $644,000, from $43,000 loss for the year ended December 31, 2001 to $601,000 in income for the year ended December 31, 2002 primarily due to foreign currency gains during the current year.

Income tax expense

Income tax expense decreased by $131,000 from $342,000 for the year ended December 31, 2001 to $211,000 for the year ended December 31, 2002.

Net loss

Net loss decreased by $800,000 from $2.8 million for the year ended December 31, 2001 to $2.0 million for the year ended December 31, 2002 primarily due to higher gross profit from increased sales and cost savings measures implemented in the U.S. and Europe, partially offset by integration expenses of the Laser Division and reduced income tax expense.

Liquidity and Capital Resources

Since 1997, the Company had financed its operations primarily from cash provided by operating activities and from the proceeds of its 1997 initial public offering of Common Stock (approximately $31.7 million). On November 12, 2003 the Company along with Company's two co-founders completed a $41.5 million private placement of its common stock with various institutional investors. In the private placement, the Company sold 1,158,000 shares, or approximately 8% of total shares outstanding, and the two co-founders of the Company, Simon Raab and Gregory Fraser, sold 772,000 shares, or approximately 20% of their holdings, in the aggregate. The shares were sold for $21.50 per share, resulting in total proceeds before placement agent fees and other offering expenses of $24.9 million and $16.6 million to the Company and the co-founders, respectively.

On September 17, 2003, the Company entered into a loan agreement with SunTrust Bank for a line of credit of $5 million. The Company has not drawn on this line of credit. Total marketable securities (cash and cash equivalents and investments) at December 31, 2003 were $33.5 million, compared to $5.9 million at December 31, 2002. This $27.6 million increase was primarily due to the $24.9 million private placement on November 12, 2003 described above. (See Note 1 to the Consolidated Financial Statements).

For the year ended December 31, 2003, net cash provided by operating activities was $4.7 million compared to net cash used by operating activities of $5.0 million in 2002. The $9.7 million increase reflects strong growth in sales and operating income, partially offset by increases in accounts receivable, taxes, and unearned revenue and the other income realized in Company stock in the settlement of the SMX litigation.

Net cash used by investing activities for the year ended December 31, 2003 was $15.2 million, compared to $118,000 in 2002, primarily due to increased net investment purchases of $14.1 million.

Net cash provided by the financing activities for the year ended December 31, 2003 was $23.0 million compared to a provision of $1.4 million in 2002. The increase was primarily the proceeds of the $24.9 million private placement of the Company common stock in November 2003.

We believe that our working capital, together with anticipated cash flow from our operations, will be sufficient to fund our long-term liquidity requirements. Our liquidity is not dependent upon the use of off-balance-sheet financing arrangements, such as securitization of receivables or obtaining access to capital through special-purpose entities.

On January 16, 2002, in connection with its acquisition of SMX, the Company issued 500,000 shares of FARO common stock to the former shareholders. On September 16, 2003 the Company settled a dispute with the former SMX shareholders, which resulted in approximately 100,000 shares being returned from the 500,000 initially issued in the acquisition.

Contractual Obligations and Commercial Commitments

The Company is a party to a capital lease of $107,234 and a party to automotive and other equipment with an initial term of 36 to 60 months and other non-cancelable operating leases, including leases with related parties (see Note 8 of Notes to the Consolidated Financial Statements) that expire on or before 2007.

Commitments under the lease agreements are as follows at December 31, 2003:

	Payments Due Under:		
Year	Capital Leases	Operating Leases	Total
2004	$ 42,585	$1,145,251	$1,187,836
2005	31,871	1,403,698	1,435,569
2006	30,163	936,589	966,752
2007	2,615	304,292	306,907
2008	—	159,596	159,596
Thereafter	—	—	—
Total future minimum lease payments	$107,234	$3,949,426	$4,056,660

Critical Accounting Policies

In response to the SEC's financial reporting release, FR-60, *Cautionary Advice Regarding Disclosure About Critical Accounting Policies*, we have selected our most subjective accounting estimation processes for purposes of explaining the methodology used in calculating the estimate in addition to any inherent uncertainties pertaining to the estimate and the possible effects on the Company's financial condition. The two accounting estimation processes discussed below are the Company's process of recognizing research and development expenditures, and the allowance for obsolete and slow-moving inventory. These estimation processes affect current assets and operating results and are therefore critical in assessing the financial and operating status of the Company. These estimates involve certain assumptions that if incorrect could create an adverse impact on the Company's operations and financial position.

Research and development costs incurred in the discovery of new knowledge and the resulting translation of this new knowledge into plans and designs for new products, prior to the attainment of the related products' technological feasibility, are recorded as expenses in the period incurred. Product design costs incurred in the development of products after technological feasibility is attained are capitalized and amortized using the straight-line method over the estimated economic lives of the related products, not to exceed three years. The Company considers technological feasibility to be established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish design specifications, including function, features and technical performance requirements. Capitalization of product design costs ceases and amortization of such costs begins when the product is available for general release to customers. The Company periodically assesses the value of capitalized product design costs and records a reserve for obsolescence or impairment when, in the circumstances (including the discontinuance or probable discontinuance of the related products from the market), it deems the asset to be obsolete or impaired.

The reserve for obsolete and slow-moving inventory was $155,000, $90,000 and $298,000 at December 31, 2003, 2002 and 2001 respectively. The reserve for obsolete and slow-moving inventory is used to determine the Company's inventories at the lower of average cost or net realizable value. Since the amount of inventorial cost that the Company will truly recoup through sales cannot be known with exact certainty, the Company relies on past sales experience and future sales forecasts. Inventory is considered as obsolete and an allowance in an amount equal to 100% of the average cost of such inventory is recorded if the Company has withdrawn it from the market or if the Company has had no sales of the product for the past 12 months nor sales forecasted for the next 12 months. The Company classifies as slow-moving inventory those with quantities on hand greater than the amounts we have sold in the past 12 months or have forecasted to sell in the next 12 months, and reserve such amount as is adequate to reduce the carrying value to its estimated net realizable value. The Company performs an obsolete and slow-moving inventory review twice a year and writes off identified obsolete and slow-moving inven-tory accordingly.

The Company performs ongoing evaluations of its customers and adjusts their credit ratings accordingly. The Company continuously monitors collections and payments from its customers and maintains a provision for uncollectible amounts based on its historical experience and any other issues it has identified. While such credit losses have historically been within its expectations, the Company cannot guarantee this will continue in the future. The allowances recorded for 2003, 2002 and 2001 were approximately, $140,000, $582,000 and $311,000 respectively. The amount written off, net of recoveries in 2003 was $737,000, which related primarily to very old receivables acquired as part of the SMX acquisition. The Company reserved for these doubtful receivables in 2002, therefore there was no income statement effect of this write-off in 2003.

Transactions with Related and Other Parties

The Company leases its headquarters from Xenon Research, Inc. ("Xenon"), all of the issued and outstanding capital stock of which is owned by Simon Raab, the Company's President and Chief Executive Officer, and Diana Raab, his spouse. The term of the lease expires on February 28, 2006, and the Company has two five-year renewal options. Base rent under the lease was $398,000 for 2003. Base rent during renewal periods will reflect changes in the U.S. Bureau of Labor Statistics Consumer Price Index for all Urban Consumers.

Foreign Exchange Exposure

The Company conducts a significant portion of its business outside the United States. At present, a slight majority of the Company's revenues are invoiced, and a significant portion of its operating expenses paid, in foreign currencies. Fluctuations in exchange rates between the U.S. dollar and such foreign currencies may have a material adverse effect on the Company's business, results of operations and financial condition, and could specifically result in foreign exchange gains and losses. The impact of future exchange rate fluctuations on the results of the Company's operations cannot be accurately predicted. To the extent that the percentage of the Company's non-U.S. dollar revenues derived from international sales increases in the future, the Company's exposure to risks associated with fluctuations in foreign exchange rates will increase further.

Inflation

The Company believes that inflation has not had a material impact on its results of operations in recent years and does not expect inflation to have a material impact on its operations in 2004.

Impact of Recently Issued Accounting Standards

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, *Multiple-Deliverable*

Revenue Arrangements ("EITF 00-21"). EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are "separate units of accounting" The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, *Accounting Changes*. The Company is assessing, but at this point does not believe, the adoption of EITF 00-21 will have a material impact on our financial position, cash flows or results of operations.

In January 2003, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 46 (FIN 46) *"Consolidation of Variable Interest Entities."* This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applied immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applied in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We have completed our assessment of this interpretation and determined that we are not party to any variable interest entities as of December 31, 2003.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* (SFAS 148), an amendment of SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. Adoption of SFAS 148 did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." The statement was effective for contracts entered into or modified after June 30, 2003. The adoption of this standard did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This standard was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities that are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The adoption of this standard did not have a material impact on our financial position or results of operations.

Cautionary Statements

We discuss expectations regarding our future performance and make other forward-looking statements in our annual and quarterly reports, press releases, and other written and oral statements. These forward-looking statements are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations. The following discussion of risks and uncertainties which is not exclusive, highlights some important factors to consider when evaluating our trends and future results.

Our customers' buying process for our products is highly decentralized, and therefore, it typically requires significant time and expense for us to further penetrate the potential market of a specific customer, which may delay our ability to generate additional revenue.

Our success will depend, in part, on our ability to further penetrate our customer base. Most of our customers have a decentralized buying process for measurement devices. Thus, we must spend significant time and resources to increase revenues from a specific customer. For example, we may provide products to only one of our customers' manufacturing facilities or for a specific product line within a manufacturing facility. We cannot assure you that we will be able to maintain or increase the amount of sales to our existing customers.

Others may develop products that make our products obsolete or less competitive.

The computer-aided manufacturing measurement ("CAM2") market is emerging and could be characterized by rapid technological change. Others may develop new or improved products, or processes or technologies may make our products obsolete or less competitive. We cannot assure you that we will be able to adapt to evolving markets and technologies or maintain our technological advantage.

Our success will depend, in part, on our ability to maintain our technological advantage by developing new products and enhancing our existing products. Developing new products and enhancing our existing products can be complex and time-consuming. Significant delays in new product releases, or difficulties in developing new products, could adversely affect our revenues and results of operations. Because our customers are concentrated in a few industries, a reduction in sales to any one of these industries could cause a significant decline in our revenues.

Approximately 75% of our sales are to manufacturers in the automotive, aerospace and heavy equipment industries. We are dependent upon the continued growth, viability and financial stability of our customers in these industries, which are highly cyclical and dependent upon the general health of the economy and consumer spending. The cyclical nature of these industries may exert significant influence on our revenues and results of operations. In addition, the volume of orders from our customers and the prices of our products may be adversely impacted by decreases in capital spending by a significant portion of our customers during recessionary periods. In addition, we generate significant accounts receivable in connection with providing products and services to our customers. If one or more of our significant customers were to become insolvent or otherwise were unable to pay for the products provided by us, our operating results and financial condition would be adversely affected.

Our inability to protect our patents and proprietary rights in the United States and foreign countries could adversely affect our revenues.

Our success depends in large part on our ability to obtain and maintain patent and other proprietary right protection for our processes and products in the United States and other countries. We also rely upon trade secrets, technical know-how, and continuing inventions to maintain our competitive position. We seek to protect our technology and trade secrets, in part, by confidentiality agreements with our employees and contractors. Our employees may breach these agreements or our trade secrets may otherwise become known or be independently discovered by inventors. If we are unable to obtain or maintain protection of our patents, trade secrets and other proprietary rights, we may not be able to prevent third parties from using our proprietary rights.

Our patent protection involves complex legal and technical questions. Our patents may be challenged, narrowed, invalidated, or circumvented. We may be able to protect our proprietary rights from infringement by third parties only to the extent that our proprietary processes and products are covered by valid and enforceable patents or are effectively maintained as trade secrets. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. Litigation or other proceedings to defend or enforce our intellectual property rights could require us to spend significant time and money and could otherwise adversely affect our business.

Claims from others that we infringe their intellectual property rights may adversely affect our operations.

From time to time we receive notices from others claiming we infringe their intellectual property rights. The number of these claims may grow. Responding to these claims may require us to enter into royalty and licensing agreements on unfavorable terms, require us to stop selling or to redesign affected products, or require us to pay damages. Any litigation or interference proceedings, regardless of their outcome, may be costly and may require significant time and attention of our management and technical personnel.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control.

Our annual and quarterly operating results have varied significantly in the past and likely will vary significantly in the future as a result of:

- the size and timing of customer orders;
- the amount of time that it takes to fulfill orders and ship our products;
- the length of our sales cycle to new customers and the time and expense incurred in further penetrating our existing customer base;
- increases in operating expenses required for product development and new product marketing;
- costs associated with new product introductions, such as assembly line start-up costs and low introductory period production volumes;
- the timing and market acceptance of new products and product enhancements;
- customer order deferrals in anticipation of new products and product enhancements;
- our success in expanding our sales and marketing programs;
- start-up costs associated with opening new sales offices outside of the United States;
- fluctuations in revenue without proportionate adjustments in fixed costs;
- the efficiencies achieved in managing inventories and fixed assets; and
- adverse changes in the manufacturing industry and general economic conditions.

Any one or a combination of these factors could adversely affect our annual and quarterly operating results in the future.

The CAM2 market is an emerging market, and our growth depends on the ability of our products to attain broad market acceptance.

The CAM2 market is in an early stage of adoption. The market for traditional fixed-base coordinate measurement machines ("CMMs"), check fixtures, and other handheld measurement tools is mature. Part of our strategy is to continue to displace these traditional measurement devices. Displacing traditional measurement devices and achieving broad market acceptance of our products requires significant effort to convince manufacturers to reevaluate their historical measurement procedures and methodologies.

We market three closely interdependent products (Faro Arms, Faro Laser Tracker, and Faro Gage) and related software for use in measurement and inspection applications. Substantially all our revenues currently are derived from sales of these products and software, and we plan to continue our business strategy of focusing on the portable software-driven, 3-D measurement and inspection market. Consequently, our financial performance will depend in large part on portable, computer-based measurement and inspection products achieving broad market acceptance. If our products cannot attain broad market acceptance, we will not grow as anticipated and may be required to make increased expenditures on research and development for new applications or new products.

We compete with manufacturers of portable measurement systems and traditional measurement devices, many of which have more resources than us and may develop products or technologies that will directly compete with us.

Our portable measurement systems compete in the broad market for measurement devices for manufacturing and industrial applications, which, in addition to portable articulated arms and laser tracker products, consists of fixed-base CMMs, check fixtures, and handheld measurement tools. The broad market for measurement devices is highly competitive. Manufacturers of handheld measurement tools and fixed-base CMMs include a significant number of well-established companies that are substantially larger and possess substantially greater financial, technical and marketing resources than we possess. In the laser tracker product line, we compete primarily with Leica Geosystems, who is significantly larger than us and, we believe, currently the leader in this product line. We will be required to make continued investments in technology and product development to maintain our technological advantage over our competition. We cannot assure you that we will have sufficient resources to make additional investments in technology and product development or that our product development efforts will allow us to successfully compete as the industry evolves.

Our competitors may develop products or technologies that directly compete with us. For example, fixed-base CMMs are introducing computer-aided-design ("CAD")-based inspection software in response to the trend toward CAD-based factory floor metrology. In addition, some fixed-base CMM manufacturers are miniaturizing and increasing the mobility of their conventional CMMs. These companies may continue to alter their products and devote resources to the development and marketing of additional products that compete with ours.

We derive a substantial part of our revenues from our international operations, which are subject to greater volatility and often require more management time and expense to achieve profitability than our domestic operations.

Since 2000, we have derived over 50% of our sales from international operations. We recently opened a manufacturing facility in Schaufhausen, Switzerland and have regional sales offices in Germany, France, Spain, Italy, Japan, and the United Kingdom. We are in the process of opening our first direct sales offices in China. Should trade relations between the United States and China deteriorate, our ability to transfer products between China and other regions of the world, including the United States, Asia and Europe could be significantly impaired and our results of operations would suffer. In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring, and establishing office facilities before any significant revenues are generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable. Our international operations may be subject to a number of risks, including:

- difficulties in staffing and managing foreign operations;
- political and economic instability;
- unexpected changes in regulatory requirements and laws;
- longer customer payment cycles and difficulty collecting accounts receivable;
- export duties, import controls, and trade barriers;
- governmental restrictions on the transfer of funds to us from our operations outside the United States;
- burdens of complying with a wide variety of foreign laws and labor practices;
- fluctuations in currency exchange rates, which could affect local payroll utility and other expenses; and
- inability to use net operating losses incurred by our foreign operations to reduce our U.S. income taxes.

Several of the countries where we operate have emerging or developing economies, which may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange, and other risks. These factors may harm our results of operations and any measures that we may implement to reduce the effect of volatile currencies and other risks of our international operations may not be effective. In addition, during 1997 and 1998, several Asian countries, including Japan, experienced severe currency fluctuation and economic deflation. If such situations reoccur or occur in other regions where we operate, it may negatively impact our sales and our ability to collect payments from customers in these regions.

We rely to a large extent on the experience and management ability of our senior executive officers.

Our success will depend, in part, on the services of our founders, Simon Raab, our Chief Executive Officer, and Gregory Fraser, our Executive Vice President and Chief Financial Officer. The loss or interruption of the continued full-time services of these executives could have a material adverse effect on us. We do not have employment agreements with these executives.

We may not be able to identify, consummate, or achieve expected benefits from acquisitions.

We have completed two significant acquisitions since our initial public offering in 1997. We intend to pursue access to additional technologies, complementary product lines, and sales channels through selective acquisitions and strategic investments. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. In the past, we have used our stock as consideration for acquisitions. Our common stock may not remain at a price at which it can be used as consideration for acquisitions without diluting our existing shareholders, and potential acquisition candidates may not view our stock attractively.

Realization of the benefits of acquisitions often requires integration of some or all of the acquired companies' sales and marketing, distribution, manufacturing, engineering, finance and administrative organizations. The integration of acquisitions demands substantial attention from senior management and the management of the acquired companies. Any acquisition may be subject to a variety of risks and uncertainties, including:

- the inability to assimilate effectively the operations, products, technologies, and personnel of the acquired companies (some of which may be located in diverse geographic regions);
- the inability to maintain uniform standards, controls, procedures and policies;
- the need or obligation to divest portions of the acquired companies; and
- the potential impairment of relationships with customers.

We cannot assure you that we will be able to integrate successfully any acquisitions or that any acquired companies will operate profitably, or that we will realize the expected benefits from any acquisition.

We may face difficulties managing growth.

Our growth has placed significant demands on our management and operations and financial resources. If our business continues to grow rapidly in the future, we expect it to result in:

- increased responsibility for existing and new management personnel, and
- incremental strain on our operations, and financial and management systems.

Our success under such conditions will depend to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage future growth, our business, financial condition and operating results may be harmed.

Our dependence on suppliers for materials could impair our ability to manufacture our products.

Outside vendors provide key components used by us in the manufacture of our products. Although we believe that alternative sources for these components are available, any supply interruption in a limited source component would harm our ability to manufacture our products until a new source of supply is identified. In addition, an uncorrected defect or supplier's variation in a component, either known or unknown to us, or incompatible with our manufacturing processes, could harm our ability to manufacture our products. We may not be able to find a sufficient alternative supplier in a reasonable period, or on commercially reasonable terms, if at all. If we fail to obtain a supplier for the manufacture of components of our potential products, we may experience delays or interruptions in our operations, which would adversely affect our results of operations and financial condition.

We may experience volatility in our stock price.

The price of our common stock has been, and may continue to be, highly volatile in response to various factors, many of which are beyond our control, including:

- developments in the industries in which we operate;
- actual or anticipated variations in quarterly or annual operating results;
- speculation in the press or investment community; and
- announcements of technological innovations or new products by us or our competitors.

Our common stock's market price may also be affected by our inability to meet analyst and investor expectations and failure to achieve projected financial results, including those set forth in this prospectus. Any failure to meet such expectations or projected financial results, even if minor, could cause the market price of our common stock to decline. Volatility in our stock price may result in your inability to sell your shares at or above the price at which you purchased them.

In addition, stock markets have generally experienced a high level of price and volume volatility, and the market prices of equity securities of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. These broad market fluctuations may adversely affect our common stock's market price. In the past, securities class action lawsuits frequently have been instituted against such companies following periods of volatility in the market price of such companies' securities. If any such litigation is instigated against us, it could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations and financial condition.

Our executive officers and directors control a significant percentage of our common stock and these shareholders may take actions that are adverse to your interests.

Our executive officers and directors and entities affiliated with them, in the aggregate, beneficially own approximately 24.0% of our common stock, 21.0% of which is beneficially owned by our two co-founders, Simon Raab and Gregory Fraser. As a result, these shareholders, acting together, can significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. They also could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring, or preventing a change in control or impeding a merger or consolidation, takeover, or other business combination, which could cause the market price of our common stock to fall or prevent you from receiving a premium in such a transaction.

Anti-takeover provisions in our articles of incorporation and bylaws and provisions of Florida law could delay or prevent a change of control that you may favor.

Our articles of incorporation, our bylaws and Florida law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to you. These provisions could discourage potential takeover attempts and could adversely affect the market price of our shares. Because of these provisions, you might not be able to receive a premium on your investment. These provisions include:

- a limitation on shareholders' ability to call a special meeting of our shareholders;
- advance notice requirements to nominate directors for election to our Board of Directors or to propose matters that can be acted on by shareholders at shareholder meetings; and
- the authority of the Board of Directors to issue, without shareholder approval, preferred stock with such terms as the Board of Directors may determine.

The provisions described above could delay or make more difficult transactions involving a change in control of us, or our management.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock, par value $.001 per share, trades on the NASDAQ Stock Market under the symbol FARO. The following table sets forth the high and low sale price of the Company's Common Stock for its two most recent fiscal years:

	2003		2002	
	High	Low	High	Low
First Quarter	3.31	1.91	3.50	1.53
Second Quarter	7.72	3.12	3.56	1.45
Third Quarter	13.53	6.67	2.17	1.06
Fourth Quarter	30.20	12.10	2.10	1.35

The Company has not paid any cash dividends on its Common Stock to date. The Company expects to retain future earnings for use in operating and expanding its business and does not anticipate paying any cash dividends in the reasonably foreseeable future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements and financial condition, and may be restricted by future credit arrangements entered into by the Company. As of March 15, 2004, the last sale price of the Company's Common Stock was $24.34, and there were approximately 78 holders of record of Common Stock. The Company believes that there are approximately 11,300 beneficial owners of its Common Stock. In 1998 the Board of Directors authorized the officers of the Company, without further approval of the Board, to purchase in the open market up to a maximum of one million shares of the Company's Common Stock.

In 1998, the Company purchased 40,000 shares of its Common Stock in the open market under such stock repurchase plan. During the three years in the period ended December 31, 2003 the Company did not purchase any shares of its Common Stock in the open market.

On November 12, 2003, the Company sold 1,158,000 shares of its common stock, and two of the Company's founders sold 772,000 shares of the common stock to certain institutional investors in a private placement that was not registered under the Securities Act of 1933. The shares were sold for $21.50 per share, resulting in total proceeds before placement agent fees and other offering expenses of $24.9 million and $16.6 million to the Company and the co-founders, respectively. The purchasers of the shares sold in the transaction were 31 institutional investors. Robert W. Baird & Co. served as the placement agent for the transaction, and received a fee equal to $2,489,700, or 6% of the aggregate sales proceeds. The Company also reimbursed Robert W. Baird & Co. for $50,000 in expenses incurred in connection with the transaction.

The private placement transaction was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Rule 506 under Regulation D promulgated by the Securities and Exchange Commission thereunder. These exemptions were available for the private placement transaction on the basis that the transaction did not involve a public offering and satisfied each of the criteria under Rule 506 of Regulation D.

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

FARO Technologies, Inc. (the Company) has made "forward-looking statements" in this report within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, about our plans, beliefs, goals, intentions, objectives, projections, expectations, assumptions, strategies, and future events are forward-looking statements. Words such as "may," "will," "believe," "plan," "should," "could," "seek," "expect," "anticipate," "intend," "estimate," "goal," "objective" and similar words, or discussions of our strategy or other intentions identify forward-looking statements. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. We disclaim any obligation to update any forward-looking statements, whether as a result of new information, changes in expectations, future events, or otherwise, unless otherwise required by law. Important factors that could cause a material difference in the actual results from those contemplated in such forward-looking statements include among others those under "Cautionary Statements" and elsewhere in this report and the following:

- our inability to further penetrate our customer base;
- development by others of new or improved products, processes or technologies that make our products obsolete or less competitive;
- our inability to maintain our technological advantage by developing new products and enhancing our existing products;
- the cyclical nature of the industries of our customers and the financial condition of our customers;
- the inability to protect our patents and other proprietary rights in the United States and foreign countries and the assertion of infringement claims against us;
- fluctuations in our annual and quarterly operating results as a result of a number of factors;
- the inability of our products to displace traditional measurement devices and attain broad market acceptance;
- the impact of competitive products and pricing in the CAM2 market and the broad market for measurement and inspection devices;
- risks associated with expanding international operations, such as fluctuations in currency exchange rates, difficulties in staffing and managing foreign operations, political and economic instability, and the burdens of complying with a wide variety of foreign laws and labor practices;
- the loss of our Chief Executive Officer or our Executive Vice President and Chief Financial Officer or other key personnel;
- our inability to identify, consummate, or achieve expected benefits from acquisitions;
- the failure to effectively manage our growth; and
- the loss of a key supplier and the inability to find a sufficient alternative supplier in a reasonable period or on commercially reasonable terms.

FARO Technologies, Inc. and Subsidiaries

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Exposure

The Company conducts a significant portion of its business outside the United States. At present, a slight majority of the Company's revenues are invoiced, and a significant portion of its operating expenses paid, in foreign currencies. Fluctuations in exchange rates between the U.S. dollar and such foreign currencies may have a material adverse effect on the Company's business, results of operations and financial condition, and could specifically result in foreign exchange gains and losses. The impact of future exchange rate fluctuations on the results of the Company's operations cannot be accurately predicted. To the extent that the percentage of the Company's non-U.S. dollar revenues derived from international sales increases in the future, the Company's exposure to risks associated with fluctuations in foreign exchange rates will increase further.

Inflation

The Company believes that inflation has not had a material impact on its results of operations in recent years and does not expect inflation to have a material impact on its operations in 2004.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 17,424,901**	$ 4,023,614
Short-term investments	**16,037,208**	1,437,537
Accounts receivable, net of allowance	**16,312,978**	14,236,160
Inventories, net	**14,771,792**	9,126,857
Deferred tax asset—current	**564,841**	-
Prepaid expenses and other current assets	**1,465,690**	1,142,576
Total current assets	**66,577,410**	29,966,744
Property and Equipment:		
Machinery and equipment	**5,612,391**	5,338,681
Furniture and fixtures	**2,552,766**	1,342,207
Leasehold improvements	**626,858**	332,082
Total Property, plant and equipment	**8,792,015**	7,012,970
Less accumulated depreciation	**(6,038,658)**	(4,995,111)
Property, plant and equipment, net	**2,753,357**	2,017,859
Intangible assets	**25,130,684**	21,024,009
Less accumulated amortization	**(13,691,309)**	(9,481,520)
Intangible assets, net	**11,439,375**	11,542,489
Investments	**—**	427,478
Notes receivable	**—**	1,240,210
Deferred tax asset—net	**1,143,746**	—
Total Assets	**$ 81,913,888**	$ 45,194,780
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	**$ 42,584**	$ 49,450
Amounts due under credit line	**—**	1,459,647
Accounts payable	**4,713,512**	4,781,243
Accrued liabilities	**4,776,778**	3,202,231
Income taxes payable	**605,456**	106,954
Current portion of unearned service revenues	**2,206,167**	1,930,736
Customer deposits	**363,346**	97,942
Total current liabilities	**12,707,843**	11,628,203
Unearned service revenues—less current portion	**220,296**	135,900
Long-term debt	**64,650**	47,028
Total Liabilities	**12,992,789**	11,811,131
Shareholders' Equity:		
Common stock—par value $.001, 50,000,000 shares authorized; 13,518,998 and 11,931,726 issued; 13,478,998 and 11,891,726 outstanding, respectively	**13,519**	11,932
Additional paid-in-capital	**75,133,219**	49,462,548
Unearned compensation	**(226,954)**	(14,768)
Accumulated deficit	**(5,853,929)**	(14,131,669)
Other comprehensive income (loss)	**5,869**	(1,793,769)
Common stock in treasury, at cost—40,000 shares	**(150,625)**	(150,625)
Total shareholders' equity	**68,921,099**	33,383,649
Total Liabilities and Shareholders' Equity	**$ 81,913,888**	$ 45,194,780

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2003	2002	2001
SALES	**$71,785,980**	$46,246,372	$36,121,696
COST OF SALES	**29,520,249**	21,109,609	14,304,083
Gross profit	**42,265,731**	25,136,763	21,817,613
OPERATING EXPENSES			
Selling	**18,341,409**	13,891,917	13,436,209
General and administrative	**9,116,166**	7,873,338	5,812,803
Depreciation and amortization	**2,119,030**	2,267,763	2,559,495
Research and development	**4,530,467**	4,033,462	3,370,716
Employee stock options	**718,524**	9,526	—
Total operating expenses	**34,825,596**	28,076,006	25,179,223
INCOME (LOSS) FROM OPERATIONS	**7,440,135**	(2,939,243)	(3,361,610)
OTHER INCOME (EXPENSES)			
Interest income	**81,680**	561,112	900,281
Other income, net	**1,959,806**	601,336	(43,150)
Interest expense	**(46,351)**	(28,036)	(1,747)
NET INCOME (LOSS) BEFORE INCOME TAX	**9,435,270**	(1,804,831)	(2,506,226)
INCOME TAX EXPENSE	**1,157,530**	210,740	341,738
NET INCOME (LOSS)	**$ 8,277,740**	$ (2,015,571)	$ (2,847,964)
NET INCOME (LOSS) PER SHARE—BASIC	**$ 0.68**	$ (0.17)	$ (0.26)
NET INCOME (LOSS) PER SHARE - DILUTED	**$ 0.64**	$ (0.17)	$ (0.26)
Weighted-average shares—Basic	**12,181,221**	11,853,732	11,032,449
Weighted-average shares—Diluted	**12,845,992**	11,853,732	11,032,449

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Unearned	Accumulated	Accumulated Other Comprehensive	Common Stock in	
	Shares	Amounts	Capital	Compensation	Deficit	Income (Loss)	Treasury	Total
BALANCE JANUARY 1, 2001	11,065,225	$11,066	$47,070,059	$ –	$ (9,268,134)	$(2,206,913)	$(150,625)	$35,955,453
Net loss					(2,847,964)			(2,847,964)
Currency translation adjustment, net of						(796,065)		(796,065)
Comprehensive loss								(3,644,029)
Options granted subject to variable			109,000	(109,000)				—
Issuances of common stock	10,027	9	25,028					25,037
BALANCE DECEMBER 31, 2001	11,075,252	$11,075	$47,704,087	$(109,000)	$(12,116,098)	$(3,002,978)	$(150,625)	$32,336,461
Net loss					(2,015,571)			(2,015,571)
Currency translation adjustment, net of						1,209,209		1,209,209
Comprehensive loss								(806,362)
Options granted subject to variable			(84,706)	84,706				—
Amortization of unearned compensation				9,526				9,526
Issuance of common stock in connection with the acquisition of SMX	850,000	850	1,826,650					1,827,500
Issuance of common stock	6,474	7	16,517					16,524
BALANCE DECEMBER 31, 2002	11,931,726	$11,932	$49,462,548	$ (14,768)	$(14,131,669)	$(1,793,769)	$(150,625)	$33,383,649
Net income					8,277,740			8,277,740
Currency translation adjustment, net of						1,799,638		1,799,638
Comprehensive income								10,077,378
Options subject to variable accounting			930,710	(930,710)				—
Amortization of unearned compensation				718,524				718,524
Stock option exercised	528,839	529	1,300,509					1,301,038
Settlement of SMX arbitration settled in stock	(99,567)	(100)	(1,155,873)					(1,155,973)
Tax benefit from employee stock option exercises			1,419,678					1,419,678
Issuance of common stock, net of expenses	1,158,000	1,158	23,175,647					23,176,805
BALANCE DECEMBER 31, 2003	**13,518,998**	**$13,519**	**$75,133,219**	**$(226,954)**	**$ (5,853,929)**	**$ 5,869**	**$(150,625)**	**$68,921,099**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM: OPERATING ACTIVITIES:			
Net income (loss)	**$ 8,277,740**	$(2,015,571)	$(2,847,964)
Adjustments to reconcile net income (loss) to net cash provided (used in) by operating activities:			
Depreciation and amortization	**2,119,030**	2,267,763	2,559,495
Settlement of SMX arbitration received in stock	**(1,155,973)**	—	—
Provision for bad debts	**140,249**	582,463	310,981
Foreign currency (gains) losses	**—**	(184,027)	—
Inventory write-down	**—**	729,286	—
Provision for inventory losses	**904,513**	663,269	856,551
Deferred income taxes	**(1,708,587)**	76,418	802,722
Employee stock options	**(718,524)**	9,526	—
Change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable	**(617,962)**	(2,514,764)	197,437
Income taxes refundable	**—**	545,118	(545,118)
Inventories	**(4,091,519)**	(3,382,190)	(178,323)
Prepaid expenses and other assets	**(228,618)**	468,205	(796,145)
Increase (decrease) in:			
Accounts payable and accrued liabilities	**961,070**	(1,805,060)	(894,764)
Income taxes payable	**440,270**	106,953	(684,409)
Customer deposits	**244,585**	(947,999)	108,249
Deferred revenues	**102,359**	404,530	268,794
Net cash provided by (used in) operating activities	**4,668,633**	(4,996,080)	(842,494)
INVESTING ACTIVITIES:			
Acquisition of SMX	**—**	(3,028,615)	—
Purchases of property and equipment	**(1,429,809)**	(1,287,317)	(788,168)
Payments for intangible assets	**(867,892)**	(810,895)	(245,694)
Proceeds from repayment of notes receivable	**1,240,210**	—	(2,799,086)
Purchases of Investments	**(15,847,468)**	—	(2,150,029)
Proceeds from Investments	**1,675,275**	5,009,223	6,250,000
Net cash provided by (used in) investing activities	**(15,229,684)**	(117,604)	267,023
FINANCING ACTIVITIES:			
Issuance of Treasury Stock	**—**	—	—
Borrowings under line of credit	**—**	1,459,647	—
Payments of long-term debt, capital lease obligations and notes payable	**(1,459,205)**	(30,889)	(16,497)
Proceeds from issuance of common stock, net	**24,477,843**	16,524	25,037
Net cash provided by (used in) financing activities	**23,018,638**	1,445,282	8,540
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**943,700**	453,452	(223,823)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**13,401,287**	(3,214,950)	(790,754)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**4,023,614**	7,238,564	3,029,318
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 17,424,901**	$ 4,023,614	$ 7,238,564

See accompanying notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Description of Business—FARO Technologies, Inc. and subsidiaries develops, manufactures, markets and supports Computer Aided Design (CAD)-based quality assurance products and CAD-based inspection and statistical process control software.

Principles of Consolidation—The consolidated financial statements include the accounts of FARO Technologies, Inc. and all majority-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated. The financial statements of the foreign subsidiaries are translated into U.S. dollars using exchange rates in effect at period-end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of comprehensive (loss) income.

Revenue Recognition, Product Warranty and Extended Maintenance Contracts—Revenue related to the Company's measurement equipment and related software is recognized upon shipment as the Company considers the earnings process substantially complete as of the shipping date. Revenue from sales of software only is recognized when no further significant production, modification or customization of the software is required and where the following criteria are met: persuasive evidence of a sales agreement exists, delivery has occurred, and the sales price is fixed or determinable and deemed collectible. Revenues resulting from sales of comprehensive support, training and technology consulting services are recognized as such services are performed. Extended maintenance plan revenues are recognized in proportion to maintenance costs projected to be incurred. The Company warrants its products against defects in design, materials and workmanship for one year. A provision for estimated future costs relating to warranty expenses is recorded when products are shipped. Costs relating to extended maintenance plans are recognized as incurred. Revenue from the licensing agreements for the use of its technology for medical applications is generally recognized as received. Amounts representing royalties for the current year and not received as of year end, are estimated as due (based on historical data) and recognized in the current year.

Cash and Cash Equivalents—The Company considers cash on hand and amounts on deposit with financial institutions which have original maturities of three months or less to be cash and cash equivalents. All short-term investments in debt securities which have maturities of three months or less are classified as cash and equivalents, which are carried at market value based upon the quoted market prices of those investments at each respective balance sheet date.

Investments—Short-term investments ordinarily consist of short-term debt securities acquired with cash not immediately needed in operations. Such amounts have maturities not exceeding one year. Investments ordinarily consist of debt securities acquired with cash not immediately needed in operations. Such amounts have maturities of at least one year (none had maturities exceeding two years).

Investments consisted of the following:

	December 31, 2003	December 31, 2002
Corporate bonds	**$ 432,153**	$ 427,478
Commercial paper	**15,605,055**	—
	$16,037,208	$ 427,478

Management determines the appropriate classification of its short-term investments and investments in debt securities at the time of the purchase and reevaluates such determinations at each balance sheet date. All investments in debt securities are classified as held to maturity as the company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in other income in the consolidated statements of operations. The Company's investments in debt securities are diversified among high credit quality securities in accordance with the Company's investment policy. The gross unrealized gain on all held to maturity debt securities was approximately $0 and $13,000 at December 31, 2003 and 2002, respectively.

Inventories—Inventories are stated at the lower of average cost or net realizable value. Shipping and handling costs are classified as a component of Cost of Sales in the Consolidated Statements of Operations. Sales demonstration inventory is comprised of measuring devices utilized by sales representatives to present the Company's products to customers. These products remain in sales demonstration inventory for six to twelve months and are subsequently sold at prices that produce slightly reduced gross margins.

Property and Equipment—Property and equipment are recorded at cost. Depreciation is computed using the straight-line and declining-balance methods over the estimated useful lives of the various classes of assets as follows:

Machinery and equipment	2 to 5 years
Furniture and fixtures	3 to 10 years

Leasehold improvements are amortized on the straight-line basis over the lesser of the life of the asset or the term of the lease.

Intangibles—Goodwill represents the excess of purchase price over the fair value of businesses acquired and was amortized on a straight-line basis over five years through December 31, 2001. Effective January 1, 2002, the Company ceased to amortize goodwill in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets."

Other acquired intangibles principally include core technology, existing product technology and customer relationships that arose in connection with the acquisition of CATS. Other acquired intangibles are recorded at fair value at the date of acquisition and are amortized over their estimated useful lives of primarily three to five years.

Product design costs incurred in the development of products after technological feasibility is attained are capitalized and amortized using the straight-line method over the estimated economic lives of the related products, not to exceed three years. The Company considers technological feasibility to be established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish design specifications including function, features and technical performance requirements. Capitalization of product design costs ceases and amortization of such costs begins when the product is available for general release to customers.

Patents are recorded at cost. Amortization is computed using the straight-line method over the lives of the patents, which is 17 years. Other intangibles are amortized over periods ranging from 3 to 5 years.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), indefinite-life identifiable intangible assets and goodwill are not amortized. The Company periodically reviews its identifiable intangible assets and goodwill, considering factors such as projected cash flows and revenue and earnings multiples, to determine whether the value of the assets are impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

The table below sets forth what reported net income and earnings per share would have been in all periods presented, exclusive of amortization expense recognized in those periods related to goodwill and other intangible assets that are no longer being amortized.

	Years Ended December 31,		
	2003	2002	2001
Reported net income (loss)	**$8,277,740**	$(2,015,571)	$(2,847,964)
Add back:			
Goodwill amortization	**—**	—	740,946
Adjusted net income (loss)	**$8,277,740**	$(2,015,571)	$(2,107,018)
Basic earnings per share			
Reported net income (loss)	**$ 0.68**	$ (0.17)	$ (0.26)
Goodwill amortization	**—**	—	0.07
Adjusted net income (loss)	**$ 0.68**	$ (0.17)	$ (0.19)
Diluted earnings per share			
Reported net income (loss)	**$ 0.64**	$ (0.17)	$ (0.26)
Goodwill amortization	**—**	—	0.07
Adjusted net income (loss)	**$ 0.64**	$ (0.17)	$ (0.19)

Research and Development—Research and development costs incurred in the discovery of new knowledge and the resulting translation of this new knowledge into plans and designs for new products, prior to the attainment of the related products' technological feasibility, are recorded as expenses in the period incurred.

Income Taxes—Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments—The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, investments, foreign exchange rate agreements and accounts payable. The carrying amounts of such financial instruments approximate their fair value.

Earnings Per Share—Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings. A reconciliation of the number of common shares used in calculation of basic and diluted EPS is presented in Note 13.

Concentration of Credit Risk—Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of corporate bonds, commercial paper and operating demand deposit accounts. The Company's policy is to place its operating demand deposit accounts with high credit quality financial institutions.

No customer represented more than 6% of the Company's total sales for the years ended December 31, 2003, 2002 and 2001.

Stock-Based Compensation—In accordance with Statement of Financial Accounting Standards ("SFAS" No. 123), *"Accounting for Stock-Based Compensation,"* ("SFAS No. 123"), the Company has elected to continue to account for its employee stock compensation plans under Accounting Principle Board (APB) Opinion No. 25 with pro-forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 has been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been as follows:

	Years Ended December 31,		
	2003	2002	2001
Net income (loss), as reported	**$8,277,740**	$(2,015,571)	$(2,847,964)
Add Stock-based employee compensation expense included in reported net income, net of related tax effects*	**448,143**	9,526	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(317,000)**	(386,801)	(325,980)
Pro forma net income (loss)	**$8,408,883**	$(2,392,846)	$(3,173,944)
Earnings (loss) per share			
Basic—as reported	**$ 0.68**	$ (0.17)	$ (0.26)
Basic—pro forma	**$ 0.69**	$ (0.21)	$ (0.29)
Diluted—as reported	**$ 0.64**	$ (0.17)	$ (0.26)
Diluted—pro forma	**$ 0.65**	$ (0.21)	$ (0.29)

* *The years ended 2003 and 2002 assume a tax effect of 37.6% and 0%, respectively.*

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made. The following assumptions were applied in determining the pro forma compensation cost:

	Years Ended December 31,		
	2003	2002	2001
Risk-free interest rate	**2.48% to 3.43%**	2.51% to 5.13%	3.60% to 6.72%
Expected dividend yield	**0%**	0%	0%
Expected option life	**3–10 years**	3–10 years	1–10 years
Stock price volatility	**74.20%**	62.30%	62.50%

The effects of applying SFAS No. 123 for the pro forma disclosures are not representative of the effects expected on reported net (loss) income and income per share in future years since the disclosures do not reflect compensation expense for options granted prior to 1996.

In April 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44 (FIN 44), *Accounting for Certain Transactions Involving Stock Compensation*, an Interpretation of APB Opinion No. 25. FIN 44 clarifies and modifies APB Opinion No. 25, *Accounting for Stock Issued to Employees*. During 2001, certain options to purchase common stock were effectively re-priced and are accounted for as variable plan options. (see also Note 12).

Long-Lived Assets—Long-lived assets, including property and equipment and certain intangible assets to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future undiscounted cash flows of the related assets are less than their carrying values.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Exchange Rate Swap Agreement—In January 2001, the Company adopted FASB Statement No. 133 (SFAS No. 133), *"Accounting for Derivative Instruments and Hedging Activities,"* as amended. SFAS No. 133 requires companies to recognize all their derivative instruments as either assets or liabilities at fair value in the statement of position. In September 2002, the Company entered into a foreign exchange rate swap allowing the Company the right to purchase up to $1.8 million at a base rate of 1.0444 Euros per $1.00. Under the agreement, the Company and the bank are to compensate one another based on the exchange rate agreement differential at specified measurement dates.

This foreign exchange rate agreement does not qualify for special hedge accounting treatment, as it does not meet the specified criteria under SFAS No. 133. Therefore the changes in fair value are included in the determination of earnings. This foreign exchange rate agreement set to expire in September 2003 was terminated in December 2002. During the year ended December 31, 2002, the Company recognized a loss of $105,000 related to the change in fair value and the subsequent termination of the foreign exchange rate agreement. This loss is included in "Other Income."

Impact of Recently Issued Accounting Standards—In November 2002, the EITF reached a consensus on Issue 00-21, *Multiple-Deliverable Revenue Arrangements* ("EITF 00-21"). EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are "separate units of accounting" The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, *Accounting Changes*. The Company is assessing, but at this point does not believe the adoption of EITF 00-21 will have a material impact on our financial position, cash flows or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) *"Consolidation of Variable Interest Entities."* This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities.

Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applied immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applied in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We have completed our assessment of this interpretation and determined that we are not party to any variable interest entities as of December 31, 2003.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* (SFAS 148), an amendment of SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. Adoption of SFAS 148 did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." The statement was effective for contracts entered into or modified after June 30, 2003. The adoption of this standard did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This standard was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities that are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The adoption of this standard did not have a material impact on our financial position or results of operations.

Reclassification—Certain 2002 and 2001 amounts have been reclassified to conform with 2003 classifications.

2. Acquisition

On January 16, 2002, the Company acquired SpatialMetriX Corporation ("SMX") in exchange for 500,000 shares of FARO common stock (50,000 shares of which were being held in escrow) and the satisfaction by the Company of certain obligations of SMX. In connection therewith, the Company issued an additional 350,000 shares of FARO common stock and paid $2.0 million in cash to fully satisfy SMX's obligations to its two lenders. The Company also assumed and/or satisfied other obligations of SMX. The transaction was recorded utilizing the purchase method of accounting in accordance with Statement of Financial Accounting Standard No. 141, "Business Combinations."

The acquisition was recorded under the purchase method of accounting and the final allocation among tangible and intangible assets and liabilities is as follows:

Tangible assets	$ 3,723,000
Intangible assets:	
Purchased Technology	1,500,000
Patents and licenses	500,000
Goodwill	7,243,000
Liabilities assumed	(5,778,000)
	$ 7,188,000

The operating results of SMX have been included in the consolidated statements of operations since the date of acquisition. The following unaudited pro forma results of operations for the year ended December 30, 2002 and 2001 are presented for informational purposes assuming that the Company had acquired SMX as of January 1, 2001. These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or the results of operations which may result in the future.

	December 31,	
	2002 (unaudited)	2001 (unaudited)
Revenues	$46,374,076	$47,408,591
Net loss	$ (2,520,984)	$ (8,757,839)
Loss per share:		
Basic	$ (0.21)	$ (0.74)
Diluted	$ (0.21)	$ (0.74)

In 2003 the Company recorded approximately $1.1 million in "other income" as a result of receiving approximately 100,000 shares of Company stock related to a positive arbitration settlement between the Company and the former SMX shareholders.

3. Supplemental Cash Flow Information

Selected cash payments and non-cash activities were as follows:

	Years Ended December 31,		
	2003	2002	2001
Cash paid for interest	**$ 47,276**	$22,927	$ 1,747
Cash paid for income taxes	**1,525,644**	—	673,787
Non cash investing and financing activities			
Fixed assets acquired under capital lease obligations	**60,953**	42,376	33,041
Issuance of common stock in connection with the SMX acquisition	**—**	1,827,500	—
Conversion of SMX notes receivable in connection with the SMX acquisition	**—**	2,875,000	—

4. Allowance for Doubtful Accounts

The allowance for doubtful accounts is as follows:

	Years Ended December 31,		
	2003	2002	2001
Balance, beginning of year	**$ 851,852**	$339,715	$ 353,514
Provision	**140,249**	582,463	310,981
Amounts written off, net of recoveries	**(737,186)**	(70,326)	(324,780)
Balance, end of year	**$ 254,915**	$851,852	$ 339,715

5. Inventories

Inventories, net consist of the following:

	December 31,	
	2003	2002
Raw materials	**$ 5,624,061**	$3,214,119
Work-in-process	**352,104**	1,580,667
Finished goods	**1,435,112**	793,094
Sales demonstration	**7,360,515**	3,538,977
	$14,771,792	$9,126,857

The allowance for obsolete and slow-moving inventory is as follows:

	Years Ended December 31,		
	2003	2002	2001
Balance, beginning of year	**$ 89,969**	$ 297,508	$ 417,930
Charges to Cost of Sales	**904,513**	663,269	856,551
Amounts written off	**(839,835)**	(870,808)	(976,973)
Balance, end of year	**$ 154,647**	$ 89,969	$ 297,508

6. Intangible Assets

Intangible assets consist of the following:

	December 31,	
	2003	2002
Goodwill	**$ 10,239,788**	$ 9,559,888
Existing product technology	**5,527,108**	3,777,842
Customer relationships	**1,572,937**	1,055,451
Product design costs	**4,548,653**	3,704,377
Patents	**2,206,750**	2,041,979
Other	**1,035,448**	884,472
Total	**25,130,684**	21,024,009
Accumulated amortization	**(13,691,309)**	(9,481,520)
Intangible assets—net	**$ 11,439,375**	$11,542,489

In 2003 approximately $3.2 million of the $4.1 million increase in total intangible assets was a result of foreign currency translation. Amortization expense was $986,805, $1,156,668, and $1,557,819 in 2003, 2002 and 2001, respectively. Effective January 1, 2002, the Company stopped amortizing certain indefinite-lived intangibles. This resulted in a decrease in amortization expense of approximately $740,000. The estimated amortization expense for each of the five succeeding fiscal years is as follows: 2004–$830,553; 2005–$780,174; 2006–$619,274; 2007–$359,949; 2008–$349,409.

7. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2003	2002
Accrued compensation and benefits	**$2,418,110**	$1,173,438
Accrued royalties and warranties	**613,829**	114,328
Other accrued liabilities	**1,744,839**	1,914,465
	$4,776,778	$3,202,231

8. Notes Payable and Debt

The Company has available lines of credit aggregating $5,000,000. Drawings under the lines of credit bear interest at a rate equivalent to a LIBOR plus 1.75%. There were no amounts outstanding under the line of credit at December 31, 2003. Borrowings under the lines of credit aggregated $1,459,647 at December 31, 2002.

	December 31,	
	2003	2002
Loan and Obligations under capital leases	**$107,234**	$ 96,478
Less current portion	**(42,584)**	(49,450)
	64,650	47,028

Debt consists of the following:

Long-term debt at December 31, 2003 is due as follows: 2005–$31,871; 2006–$30,163; 2007–$2,615

9. Related Party Transactions

Related Party Lease—The Company leases its plant and office building from Xenon Research, Inc. ("Xenon"), which is owned by a 17.5% shareholder. Pursuant to the terms of the lease agreement, which expires in 2006, the Company has a five-year renewal option. The base rent during renewal periods will reflect changes in the U.S. Bureau of Labor Statistics, Consumer Price Index for all Urban Consumers. Rent expense under this lease was approximately $398,000 in 2003, $398,000 in 2002, and $391,000 in 2001.

Related Party Loans—In May 1998 the Company acquired CATS Gmbh, a German company ("CATS"). On June 20, 2000 the Company and each of the former CATS shareholders entered into an Amended and Restated Loan Agreement pursuant to which the Company granted loans to the former CATS shareholders in the aggregate amount of $1.1 million ("the Loans"). The Loans outstanding were for a term of three years, at an interest rate of approximately 4.7%, and granted the borrowers an option to extend the term for an additional three years. The loans were repaid to the Company in 2003.

Related party consulting services—The Company engaged Cole & Partners, a mergers and acquisition and corporate finance advisory service firm, to serve as the Company's financial advisor in connection with the Company's acquisition in January, 2002 of SpatialMetrix, Inc. Stephen R. Cole, one of the Company's directors and member of the audit committee, is the founding partner and president of Cole & Partners. The Company paid to Cole & Partners total fees of approximately $450,000 for its services, of which $300,000 and $150,000 were paid in 2002 and 2001 respectively.

10. Income Taxes

Income (Loss) before taxes consisted of the following:

	Years Ended December 31,		
	2003	2002	2001
Domestic	**$ 6,455,000**	$(1,349,335)	$(2,229,358)
Foreign	**2,980,270**	(455,496)	(276,868)
Income (Loss) before income taxes	**$ 9,435,270**	$(1,804,831)	$(2,506,226)

The components of the income tax expense (benefit) for income taxes are as follows:

	Years Ended December 31,		
	2003	2002	2001
Current:			
Federal	**$ 1,535,214**	$ 119,076	$ (460,984)
State	**100,886**	15,244	—
Foreign	**571,561**	—	—
	2,207,661	134,320	(460,984)
Deferred:			
Federal	**(985,378)**	71,708	731,704
State	**(64,753)**	4,712	71,018
Foreign	**—**	—	—
	(1,050,131)	76,420	802,722
	$ 1,157,530	$ 210,740	$ 341,738

Income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 differ from the amount computed by applying the federal statutory corporate rate to (loss) income before income taxes. The differences are reconciled as follows:

	Years Ended December 31,		
	2003	2002	2001
Tax (benefit) expense at statutory rate	**$ 3,302,348**	$(510,740)	$ (775,605)
State income taxes, net of federal benefit	**291,871**	(32,078)	(73,568)
Foreign tax rate difference	**601,931**	638,794	194,430
Research and development credit	**(106,047)**	(157,177)	(159,160)
Nondeductible items	**160,612**	27,134	33,356
Change in deferred tax asset valuation allowance	**(3,973,812)**	244,807	1,092,132
Change in foreign tax rate	**380,627**	—	—
Accrual for tax uncertainties	**500,000**	—	—
Other	**—**	—	30,153
Total income tax expense (benefit)	**$ 1,157,530**	$ 210,740	$ 341,738

The components of the Company's net deferred income tax asset are as follows:

	December 31, 2003	2002
Net deferred income tax asset—		
Current		
Product design costs	**$ (248,126)**	$ (89,897)
Tax credits	**675,132**	503,850
Other	**137,835**	468,900
Valuation allowance	**—**	(882,853)
Net deferred income tax asset—Current	**564,841**	$ —
Net deferred income tax asset—		
Non-current		
Depreciation	**488,941**	426,909
Employee stock options	**227,545**	183,348
Unearned service revenue	**427,260**	313,753
Carryforwards	**913,517**	3,080,466
Valuation allowance	**(913,517)**	(4,004,476)
Net deferred income tax asset—Non current	**$1,143,746**	$ —

At December 31, 2003 and December 31, 2002, the Company's domestic entities had deferred income tax assets in the amount of $1,708,587 and $0, respectively.

At December 31, 2003, the Company's foreign subsidiaries had deferred income tax assets relating to net operating loss carry-forwards, which do not expire, of $913,517. For financial reporting purposes, a valuation allowance of $913,517 has been recognized to offset the deferred tax assets relating to the net operating losses and intangible assets. The Company continues to maintain a valuation allowance on net operating losses in jurisdictions for which it does not have a history of income.

The Company reduced the overall valuation allowance on its assets in the amount of $3,973,812. The reduction in the valuation allowance relates to the use of deferred tax assets in foreign jurisdictions as well as the Company's position that certain domestic deferred tax liabilities are more likely than not to be utilized.

Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Some of the uncertainties arise as a result of intercompany arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing, which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Because the Company utilized all of its domestic net operating loss carry forward in 2003, the Company recorded an accrual for tax uncertainties and exposures.

11. Commitments and Contingencies

Leases—The following is a schedule of future minimum lease payments required under non-cancelable operating leases, including leases with related parties (see Note 9), in effect at December 31, 2003:

Years Ended December 31,	Amount
2004	$1,145,251
2005	1,403,698
2006	936,589
2007	304,292
2008	159,596
Thereafter	—
Total future minimum lease payments	$3,949,426

Rent expense for 2003, 2002 and 2001, was approximately $1,148,000, $1,004,000 and $1,101,000, respectively.

Litigation—The Company is not involved in any pending legal proceedings other than routine litigation arising in the normal course of business. The Company does not believe the results of such litigation, even if the outcome were unfavorable to the Company, would have a material adverse effect on the Company's business, financial condition or results of operations.

12. Stock Compensation Plans

The Company has three stock option plans that provide for the granting of stock options to key employees and non-employee members of the Board of Directors. The 1993 Stock Option Plan ("1993 Plan") and the 1997 Employee Stock Option Plan ("1997 Plan") provide for granting incentive stock options and nonqualified stock options to officers and key employees of the Company. The 1997 Non-employee Director Plan provides for granting nonqualified stock options and formula options to non-employee directors.

The Company is authorized to grant options for up to 703,100 shares of Common Stock under the 1993 Plan, of which 7,032 options are currently outstanding at exercise prices between $0.36 and $3.60. These options vest over primarily three and four-year periods. The Company is also authorized to grant options for up to 1,400,000 shares of Common Stock under the 1997 Plan, of which 897,920 options are currently outstanding at exercise prices between $1.50 and $10.34. These options vest over a three-year period. The Company is also authorized to grant up to 250,000 shares of Common Stock under the 1997 Non-employee Director Plan of which 74,000 options are currently outstanding at exercise prices between $2.21 and $4.48. Each non-employee director is granted 3,000 options upon election to the Board of Directors and then annually upon attending the annual meeting of shareholders (formula options). Formula options granted to directors are generally granted upon the same terms and conditions as options granted to officers and employees. These options vest over a three-year period.

The Company's 1997 Non-employee Directors' Fee Plan, under which the Company is authorized to issue up to 250,000 shares of Common Stock, permits non-employee directors to elect to receive directors' fees in the form of Common Stock rather than cash. Common Stock issued in lieu of cash directors' fees is issued at the end of the quarter in which the fees are earned, with the number of shares being based on the fair market value of the Common Stock for the five trading days immediately preceding the last business day of the quarter.

In the fourth quarter of 2001, the Company cancelled approximately 548,000 "out of the money" options, including approximately 440,000 options issued under the 1997 Plan and approximately 108,000 options issued under the 1997 Non-employee Director Plan. As a result, 91,000 options granted in 2001, under the 1997 Plan and to holders of some of the options cancelled, were subjected to variable accounting treatment. Under FIN No. 44, stock options issued within six months of a cancellation must be accounted for as variable under certain circumstances. Variable accounting requires companies to re-measure compensation costs for the variable options until the options are exercised, cancelled, or forfeited without replacement. Compensation is dependent on fluctuations in the quoted stock prices for the Company's common stock. Such compensation costs will be recognized over a three-year vesting schedule until the options are fully vested, exercised, cancelled, or forfeited, after which time the compensation will be recognized immediately at each reporting period.

Compensation costs charged to operations associated with the Company's stock option plans were $718,000, $9,526, and $0 in 2003, 2002 and 2001, respectively. Compensation cost was based on the difference between the value of the stock, at the end of each accounting period, and its exercise price multiplied by the number of shares vested in each year. The increases in stock option associated compensation cost were due to the market price increase in the Company's common stocks.

A summary of stock option activity and weighted-average exercise prices follows:

	Years Ended December 31,					
	2003		2002		2001	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	**1,554,513**	**$2.41**	949,498	$4.19	1,291,315	$ 8.61
Granted	**22,500**	**5.39**	958,945	2.20	334,000	1.77
Cancelled	**—**	**—**	—	—	(548,074)	12.45
Forfeited	**(69,222)**	**2.13**	(352,930)	8.32	(123,197)	7.60
Exercised	**(528,839)**	**2.46**	(1,000)	0.36	(4,546)	0.36
Outstanding at end of year	**978,952**	**2.42**	1,554,513	2.41	949,498	4.19
Outstanding exercisable at year-end	**501,631**	**$2.61**	701,042	$2.77	474,464	$ 6.32
Weighted-average fair value of options granted during the year	**$3.35**		$1.25		$ 1.00	

A summary of stock options outstanding and exercisable as of December 31, 2003 follows:

Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Options Exercisable
Up to $1.50	131,296	7.84	62,882
$1.51–$2.20	234,712	8.44	96,742
$2.21–$2.40	317,502	6.87	104,667
$2.41–$3.00	168,634	6.91	129,700
Over $3.00	126,808	3.32	107,640
	978,952		501,631

Remaining non-exercisable options as of December 31, 2003 become exercisable as follows:

Years Ending December 31,	Amount
2004	282,920
2005	186,895
2006	7,506
	477,321

13. Earnings (Loss) Per Share

A reconciliation of the number of common shares used in calculation of basic and diluted earning per share ("EPS") and loss per share ("LPS") is presented below:

	Years Ended December 31,					
	2003		2002		2001	
	Shares	**Per-Share Amount**	Shares	Per-Share Amount	Shares	Per-Share Amount
Basic EPS	**12,181,221**	**$ 0.68**	11,853,732	$(0.17)	11,032,449	$(0.26)
Effect of Dilutive Securities:						
Stock Options	**664,771**	**$(0.04)**				
Diluted EPS	**12,845,992**	**$ 0.64**	11,853,732	$(0.17)	11,032,449	$(0.26)

The effect of 92,532 and 123,454 dilutive securities were not included in the computations for the years 2002 and 2001 respectively, because to do so would be antidilutive.

14. Employee Retirement Benefits Plan

The Company maintains a 401(k) defined contribution retirement plan for its U.S. employees, which provides benefits for all employees meeting certain age and service requirements. The Company may make a discretionary contribution each Plan year, as determined by its Board of Directors. Discretionary contributions or employer matches can be made to the participant's account but cannot exceed 6% of compensation. Costs charged to operations in connection with the Plan during 2003, 2002 and 2001 aggregated $113,316, $102,900, and $83,400 respectively.

15. Geographic Data

The Company develops, manufactures, markets and supports Computer Aided-Design (CAD)-based quality assurance products and CAD-based inspection and statistical process control software. This one line of business represents approximately 98% of consolidated sales and is the Company's only segment. The Company operates through sales teams established by geographic area. Each team is equipped to deliver the entire line of Company products to customers within its geographic area.

The following table presents information about the Company by geographic area:

	Years Ended December 31,					
	2003		2002		2001	
	Sales	**Long-lived Assets**	Sales	Long-lived Assets	Sales	Long-lived Assets
Americas Region	**$37,862,618**	**$11,773,933**	$22,471,470	$11,561,939	$14,764,091	$2,058,163
Europe/Africa Region	**27,700,696**	**2,190,238**	18,490,654	1,849,914	19,655,970	2,029,590
Asia/Pacific Region	**6,222,666**	**228,561**	5,284,248	148,495	1,701,635	91,737
	$71,785,980	**$14,192,732**	$46,246,372	$13,560,348	$36,121,696	$4,179,490

The geographical sales information presented above represents sales to customers located in each respective region whereas the long-lived assets information represents assets held in the respective regions.

16. Quarterly Results of Operations (Unaudited)

Quarter Ended	**March 29, 2003**	**June 28, 2003**	**September 27, 2003**	**December 31, 2003**
Sales	**$13,404,265**	**$16,243,469**	**$19,183,956**	**$22,954,290**
Gross profit	**7,504,685**	**10,060,436**	**11,030,876**	**13,669,735**
Net income	**489,364**	**1,558,049**	**3,333,888**	**2,896,439**
Net income per share				
Basic	**$ 0.04**	**$ 0.13**	**$ 0.28**	**$ 0.23**
Diluted	**$ 0.04**	**$ 0.12**	**$ 0.26**	**$ 0.22**

Quarter Ended	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Sales	$8,721,611	$10,309,596	$12,104,696	$15,110,469
Gross profit	4,892,979	5,101,870	6,551,956	8,589,959
Net income (loss)	(1,652,763)	(2,006,136)	71,995	1,571,333
Net income (loss; per share:				
Basic	($0.14)	($0.17)	$0.01	$0.13
Diluted	($0.14)	($0.17)	$0.01	$0.13

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders of FARO Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of FARO Technologies, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FARO Technologies, Inc. and subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As described in Note 6 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," effective January 1, 2002.

Ernst & Young LLP

Orlando, Florida
March 18, 2004

corporate INFORMATION

Directors

John E. Caldwell[1]
Interim President and CEO
SMTC Corporation, Toronto, Canada;
Director since 2002

Stephen R. Cole[1]
Senior Partner, Cole and Partners Limited
Toronto, Canada;
Director since 2000

Hubert d'Amours[1]
President, Montroyal Canada, Inc. and
Capimont, Inc. Montreal, Canada
(venture capital investment companies);
Director since 1990

Gregory A. Fraser
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer;
Co-founder; Director since 1982

Andre Julien
President
Chemirco Chemicals, Inc.
Toronto, Canada;
Director since 1986

Simon Raab
Chairman of the Board, President
and Chief Executive Officer;
Co-founder; Director since 1982

Norman H. Schipper, Q.C.
Of Counsel to Goodmans LLP,
Barristers & Solicitors,
Toronto, Canada;
Director since 1982

(1) Member, Audit Committee

Legal Counsel

Foley & Lardner

Executive Officers

Simon Raab
Chairman of the Board,
President and Chief Executive Officer

Gregory A. Fraser
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Joanne M. Karimi
Vice President, Human Resources

Robert P. Large
Vice President, Sales

Allen Sajedi
Vice President, Engineering

James K. West
Vice President, Product Development

Transfer Agent & Registrar

American Stock Transfer
New York, NY

Auditors

Ernst & Young LLP
Orlando, Florida

10-K Report

A Form 10-K is available without charge on-line at www.faro.com, or through www.sec.gov. It is also available upon written request to:

Investor Relations
Faro Technologies, Inc.
125 Technology Park
Lake Mary, Florida 32746
407-333-9911 x2200

Annual Stockholders' Meeting

Date:	May 11, 2004
Time:	10 A.M.
Location:	125 Technology Park Drive Lake Mary, Florida 32746

Faro Technologies, Inc.
125 Technology Park Drive
Lake Mary, Florida 32746